Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Reports Fiscal Year 2021 Financial Results and Reiterates Positive Outlook for 2022

Production of 105,006 gold equivalent ounces with $185.7 million in revenues; 2022 outlook includes return to steady-state production and underground mine portal development in H2

(All dollar amounts expressed in US dollars unless otherwise noted)

Vancouver, BC, March 2, 2022 - Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growth-oriented precious metals producer focused on the Americas, announces consolidated financial results for the year ended December 31, 2021 (“FY 2021”), from its three wholly-owned mines: the Tucano Gold Mine (“Tucano”) in Brazil, and Topia and the Guanajuato Mine Complex (“the GMC”) in Mexico, both primarily silver mines.

“The team at Great Panther has worked incredibly hard to overcome the challenges of last year, and we are now positioned to execute the plan to return Tucano to steady-state production in 2022,” stated Alan Hair, Great Panther’s Chair and Interim CEO. “Last year saw a record exploration budget, particularly at Tucano, successfully defining near-mine and underground resources that will enable us to accelerate development of a new underground mine in 2022. Health and safety initiatives remained our top priority against the backdrop of the ongoing global pandemic and we took measures to preserve liquidity while safeguarding future production. This year we will invest further into our land package in Brazil and remain focused on our mandate for sustainable growth through results-driven exploration programs to replace resources, extend mine life and make new discoveries."

Selected Q4 2021 Highlights

•	Metal production of 24,284 Au eq oz, inclusive of 20,850 gold ounces (“Au oz”) and 227,084 silver ounces (“Ag oz”)
•	All-in-sustaining-costs (“AISC”)[1], excluding corporate G&A, of $2,216 per gold ounce sold compared with $1,248 for the same period in 2020
•	Revenue of $42.7 million, a 38% decrease when compared with the same period in 2020
•	Mine operating loss of $4.2 million compared with mine operating earnings of $22.1 million in Q4 2020
•	Net loss of $13.8 million compared with net income of $13.6 million in Q4 2020
•	EBITDA[1] of negative $5.2 million compared with EBITDA of $27.2 million for Q4 2020

1 Throughout this news release and the accompanying MD&A, Great Panther has included the non-GAAP performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings (loss) before non-cash items, and EBITDA throughout this news release and the accompanying MD&A. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

•	Placed the GMC on care and maintenance (Guanajuato and Cata processing plant in November 2021 and the San Ignacio mine in early January 2022) while awaiting permits to extend the tailings facility or find other alternatives to maximize the value of GMC.

Selected FY 2021 Highlights

•	Secured $25.0 million in new credit facilities with Asahi Refining Canada Ltd. and Samsung C&T U.K. Ltd., re-established $25.0 million At-The-Market (“ATM”) equity facility and closed bought deal financing with gross proceeds of $23.0 million
•	Secured new mining contractor in Brazil to work in parallel with the existing contractor and improve overall mine performance
•	Strengthened management team with appointment of new Chief Financial Officer and Chief Operating Officer and refreshed Board of Directors
•	Consolidated metal production of 105,006 Au eq oz, inclusive of 87,054 gold ounces (“Au oz”) and 1,201,822 silver ounces (“Ag oz”)
•	Consolidated all-in-sustaining-costs (“AISC”)[1], excluding corporate G&A, of $2,029 per gold ounce sold compared with $1,228 for the same period in 2020
•	Revenue of $185.7 million, a 29% decrease when compared with the same period in 2020
•	Mine operating loss of $0.9 million compared with mine operating earnings of $83.9 million in 2020
•	Net loss of $42.2 million compared with net income of $0.3 million in 2020
•	EBITDA[1] of negative $5.8 million compared with EBITDA of $51.1 million for 2020

1 Throughout this news release and the accompanying MD&A, Great Panther has included the non-GAAP performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings (loss) before non-cash items, and EBITDA throughout this news release and the accompanying MD&A. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Financial Highlights

(in thousands, except per oz, per share and exchange rate figures)	Q4 2021	Q4 2020	FY 2021	FY 2020
Revenue	$42,660	$68,708	$185,678	$260,805
Mine operating earnings before non-cash items[1]	$2,996	$32,433	$29,794	$124,508
Mine operating earnings (loss)	$(4,160)	$22,144	$(882)	$83,867
Net income (loss)	$(13,805)	$13,611	$(42,241)	$334
EBITDA[1]	$(5,221)	$27,210	$(5,752)	$51,139
Cash flow from operating activities	$(1,561)	$17,972	$(686)	$68,889
Cash and cash equivalents at end of period	$47,692	$63,396	$47,692	$63,396
Borrowings at end of period	$48,943	$33,398	$48,943	$33,398
Net working capital at end of period	$203	$31,396	$203	$31,396
Earnings (loss) per share – basic and diluted	$(0.03)	$0.04	$(0.12)	$0.00
Average realized gold price per oz2	$1,785	$1,884	$1,784	$1,785
Average realized silver price per oz2	$21.74	$25.06	$24.55	$21.28
Brazilian real (BRL)/USD	5.58	5.40	5.40	5.16
Mexican peso (MXN)/USD	20.74	20.59	20.20	21.41

Summary of Select Financial Results

For FY 2021, the Company recorded a net loss of $42.2 million compared with net income of $0.3 million for 2020. Lower metal sales volumes offset partially by higher realized prices for silver, lead and zinc resulted in a decrease in revenue to $185.7 million and mine operating loss of $0.9 million compared with revenue of $260.8 million and mine operating earnings of $83.9 million for 2020.

1 Throughout this news release and the accompanying MD&A, Great Panther has included the non-GAAP performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings (loss) before non-cash items, and EBITDA throughout this news release and the accompanying MD&A. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

2 Average realized gold and silver prices are prior to smelting and refining charges.

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Operational Highlights

	Q4 2021	Q4 2020	FY 2021	FY 2020
Total material mined - Tucano (tonnes)	6,260,316	6,605,369	23,455,626	25,483,176
Ore mined - Tucano (tonnes)	303,845	749,510	1,064,453	1,858,037
Ore mined - Mexico (tonnes)[1]	46,305	50,868	214,258	207,864
Tonnes milled - Tucano	883,222	901,854	3,439,053	3,359,041
Tonnes milled - Mexico[1]	42,404	49,498	212,845	208,392
Tonnes milled - consolidated operations	925,626	951,352	3,651,898	3,567,433
Plant gold head grade (g/t) - Tucano	0.77	1.23	0.78	1.28
Plant head grade (g/t Ag eq) - Mexico[1]	303	270	311	305
Gold oz produced - Tucano	19,330	32,017	79,348	125,417
Gold oz produced - consolidated operations	20,850	33,703	87,054	133,031
Au eq oz produced[2]	24,284	36,997	105,006	150,051
Gold oz sold	20,306	33,374	86,534	132,436
Au eq oz sold[2]	24,047	36,549	103,166	148,579
Cash costs per gold oz sold - Tucano[3]	$1,671	$879	$1,479	$849
AISC per gold oz sold - Tucano[3]	$2,128	$1,171	$1,967	$1,200
Cash costs per gold oz sold[3]	$1,637	$905	$1,440	$833
AISC per gold oz sold, excluding corporate G&A3	$2,216	$1,248	$2,029	$1,228
AISC per gold oz sold[3]	$2,358	$1,318	$2,201	$1,328

Gold production at Tucano for 2021 was 79,348 ounces compared with 125,417 ounces for 2020. The decrease in gold production during the year was primarily due to geotechnical issues resulting from pit wall stability in the Urucum Central South (“UCS”) open pit and additional remediation work needed to ensure safety for workers as well as operational issues due to contractor performance at Tucano.

For 2021, gold ounces sold were 86,534 ounces compared with 132,436 ounces for 2020. Silver sales were 1,151,292 ounces compared with 1,096,507 ounces for 2020. Silver production in 2020 from the Company’s two mines in Mexico was lower primarily due to the suspension of mining operations in Mexico during April and May 2020 following a directive of the Mexican Federal Government to mitigate the spread of the coronavirus respiratory disease and any variant thereof (“COVID-19”). In addition, the Company voluntarily suspended operations for five weeks in Q4 2020 to mitigate the spread of COVID-19 at its operations and in the local community.

1 Includes Topia and the GMC.

2 Gold equivalent oz are referred to throughout this document. For 2021, Au eq oz were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.00049 and 1:0.00057 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Au eq oz for 2020 were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.00064 and 1:0.00076 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.

3 Throughout this news release and the accompanying MD&A, Great Panther has included the non-GAAP performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings (loss) before non-cash items, and EBITDA throughout this news release and the accompanying MD&A. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Cash costs per gold ounce sold for 2021 increased to $1,440 per gold ounce sold from $833 per gold ounce sold for 2020. The $607 per ounce increase is primarily due to the impact of lower grades resulting from higher consumption of low grade ore stockpiles and the associated lower plant recoveries. Additionally, the Company ceased the capitalization of mining costs for the Urucum open pits effective July 1, 2021. As a result, cash costs per ounce sold increased by $54 and deferred stripping decreased. The remaining variance is due to the changes in by-product revenue, fluctuation in the MXP and BRL and other cost increases.

AISC per gold ounce sold excluding corporate general and administrative (“G&A”) expenditures for 2021 was $2,029, compared with $1,228 for 2020. In addition to the increase in cash costs discussed above ($607 per ounce), the impact of higher stripping costs resulted in an additional increase in AISC of $103 per ounce sold. The remaining variance is due to increases in other costs.

Refer to the Company’s MD&A for more details of the financial results and for reconciliations of the Company’s non-GAAP performance measures to the nearest GAAP measure. The full version of the Company’s consolidated financial statements for the year ended December 31, 2021, and 2020, and MD&A can be viewed on the Company’s website at www.greatpanther.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml. All financial information is prepared in accordance with IFRS, except as noted in the Non-GAAP Measures section of the Company’s MD&A.

Outlook

In 2022, consolidated gold equivalent production from the Tucano and Topia mines is expected to be in the range of 100,000 to 119,000 Au eq oz. The second half of 2022 (“H2 2022”) is expected to account for at least 65% of annual production guidance. The mine plan for Tucano reflects more stripping in the first half of 2022 (“H1 2022”) and therefore AISC in the first half is expected to be higher than annual guidance and offset by increased production rates in H2 2022.

Mining activities in H1 2022 at Tucano will focus on the TAP AB, TAP C and Urucum North (“URN”) pits and continue here throughout the year. In addition, resequencing plans include accelerating the decision to develop the high-grade underground mine at the URN deposit. Engineering studies and permitting are underway and construction work is expected to commence in late 2022 with gold production from the URN underground mine anticipated to come onstream in 2023.

The company has budgeted $6 million for exploration in 2022, which will be focused on the continued exploration of the Company’s district-scale land package in Brazil, the majority of which will come in the second half of 2022. Total capital expenditures are budgeted at $22.0 million in 2022, including approximately $9.0 million for underground mine development (also concentrated in H2 2022).

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2022 Guidance

	Tucano	Mexico	Consolidated
Gold eq production (oz) [1]	85,000-100,000	15,000-19,000	100,000-119,000
Silver production (k oz)	N/A	700,000-900,000	700,000-900,000
Gold production (oz)	85,000-100,000	1,000-1,500	86,000-101,500
Cash cost ($/Au oz sold)	$1,200-1,300	N/A	$1,200-1,300
AISC ($/Au oz sold) [2]	$1,600-1,700	N/A	$1,600-1,700

Production and cost guidance estimates here and elsewhere in this news release is forward-looking information that should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this news release and the Company’s most recently filed Management Discussion and Analysis for the year ended December 31, 2021 (the “MD&A”). The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

Refer to the Company’s MD&A for more details of the financial results and for reconciliations of the Company’s non-GAAP performance measures to the nearest GAAP measure. The full version of the Company’s consolidated financial statements for the year ended December 31, 2021, and 2020, and MD&A can be viewed on the Company’s website at www.greatpanther.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml. All financial information is prepared in accordance with IFRS, except as noted in the Non-GAAP Measures section of the Company’s MD&A.

As the COVID-19 pandemic continues to evolve, the Company maintains a high degree of vigilance across all its operations. Although cases at the Company's mine sites remain low and vaccinations are progressing, strict health and safety protocols remain in place.

Additional information regarding Great Panther’s COVID-19 response plan, preventive measures taken to date and the potential impact on operations are available in the MD&A, available on the Company’s website at www.greatpanther.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

[1]	Gold equivalent ounces for 2022 are calculated using a 1:75 ratio of the silver price to the gold price, which is representative of the average ratio for the respective metal prices for 2021 and approximate ratios for the price per ounce of gold to price per pound of lead and zinc.
[2]	AISC refers to all-in sustaining cost per gold ounce sold, excluding corporate general and administrative expenditures, and reflects the AISC at the Company's operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. AISC is a non-GAAP measure. This measure is widely used in the mining industry as a benchmark for performance but does not have a standardized meaning as prescribed by IFRS as an indicator of performance and may differ from methods used by other companies with similar descriptions. Refer to the Non-GAAP Measures section of the Company's MD&A for a reconciliation of AISC to the Company's financial statement measures. The Company's AISC guidance assumes a Brazilian real to US dollar exchange rate of 5.00 for the third and fourth quarter of 2021. Actual results may differ.

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WEBCAST AND CONFERENCE CALL

The Company will host a conference call and webcast to discuss the results on Thursday, March 3, 2022, at 9:00 AM PT/12:00 PM ET. Shareholders, analysts, investors and media are invited to join by logging in or calling in to the details below:

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Canada and US Toll-Free: + 1 800 319 4610

International Toll: + 1 604 638 5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website. Audio replay will be available until April 4, 2022, by calling the numbers below using the replay access code 6298.

Canada and US Toll-Free: + 1 800 319 6413

International Toll: +1 604 638 9010
Replay Access Code: 6298

ABOUT GREAT PANTHER

Great Panther is a growth-oriented precious metals producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : greatpanther.com

TECHNICAL INFORMATION

The technical information contained in this news release has been reviewed and approved by Fernando A. Cornejo, P. Eng., Chief Operating Officer, a non-independent Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the company’s ability to safely resume mining in the UCS and the timing thereof,(i) the Company’s ability to address the operational challenges including the ongoing issues with the legacy mining contractor in 2022 (ii) the Company’s ability to invest in Tucano and build back steady state gold production in the second half of the year, (iii) whether the Company’s exploration expenditures from 2021 will allow definition of near-mine gold mineralization to expand the Tucano open pits and to accelerate development of a new high-grade underground mine, (iv) when and whether the company will reach a decision to develop the underground mine at the Urucum North deposit and its ability to execute on plans to invest approximately $9.0 million in the project and its ability to produce gold in 2023 from it’s planned underground mine, (v) the Company’s ability to invest $6.0 million for exploration with a focus on its district-scale land package in Brazil in 2022 (v) the Company’s ability to secure permits to increase its tailings capacity at the GMC mine, (vi) whether the Company will successfully identify and execute on other alternatives to maximize the value of GMC, (vii) the Company’s ability to achieve production within the range of its stated guidance and produce in the range of 35% of that production in H1 2022, (viii) the Company’s ability to manage costs at or below its stated cost guidance for 2022, (ix) the Company’s anticipated mine plan, including its planned focus on the TAP AB, TAP C and URNpits in H1 2022 (x) the Company’s plans to complete engineering studies and permitting in a timely manner to allow construction of the mine portal to commence in late 2022 with gold production from the Urucum North underground mine anticipated to come onstream in 2023, (xi) the Company’s ability to spend $6 million for exploration in 2022 and whether this exploration will allow the Company to extend the mine life both from the open pits and underground, and (v) the Company’s ability to grow as a result of exploration or from accretive acquisition opportunities in South America.

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These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work, including plans to complete infill drilling at Tucano in 2022 without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's geological modeling at Tucano and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; prices and inflation rates for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms, including permitting for tailings dam construction in Tucano, Tucano will be able to continue to use cyanide in its operations; the Company will not be required to further impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption including the company’s ability to work with its mining contractor in Tucano to resolve equipment availability issues, and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; the Company's ability to comply with environmental, health and safety laws; and the Company’s ability to maintain its stock exchange listings. The foregoing list of assumptions is not exhaustive.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, including plans for further exploration drilling and infill drillingmay not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; there is no certainty that the Company will be able to define a mineral resource with infill drilling and the Company is undertaking new mineral resource studies at URN and is not treating the AMC historical estimate as a current mineral resource estimate; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption including the inability of the Company to resolve equipment availability issues with its mining contractor; employee and contractor relations; relationships with, and claims by, local communities; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; the Company’s ability to raise additional financing to fund its operations, capital requirements or maturing debt obligations as required, the ability to maintain and renew agreements with local communities to support continued operations; ability to identify or complete acquisition opportunities or to complete acquisitions that are accretive to the Company; the potential forincremental closure bond requirements with respect to the Company's Coricancha mine and whether such requirements would have a material and adverse effect on the company's liquidity and could require additional financing to be raised; the risk that the Company does not maintain its listing on the exchanges where it trades and that any delisting may have a material impact on the liquidity of its stock and its ability to raise capital; and other risks and uncertainties, including those described in respect of Great Panther, in its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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